July 29, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. H. Martin DeFrank
President and Chief Financial Officer
447B Doheny Drive
Beverly Hills, California 90210

Re:	Kings Road Entertainment, Inc.
	Form 10-KSB for the year ended April 30, 2004
	Commission file #: 000-14234

Dear Mr. DeFrank:

We have reviewed your July 8, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended April 30, 2004

1. Please note that all future responses to the staff`s comments should be filed as "correspondence" via the EDGAR system rather than on Form 8-Ks.

Note 2.  Film Development Costs

2. We note from your response to comment 4 that you evaluate each film in determining if the costs are recoverable. Please confirm to us that you have specifically evaluated the $69,437 of costs capitalized at April 30, 2004 for impairment. Additionally, confirm that you will include your policy on reviewing capitalized costs for impairment (as written in your response) in future filings.


Note 8.  Discontinued Operations

3. We note from your response to comment 6 that you did not receive any consideration, other than the assumption of debts in the sale of the Animal Town subsidiary. Please tell us if this transaction was with a related party. Additionally, please confirm to us that you have been legally released from the liabilities assumed by the buyer and have not retained any contingent liabilities with respect to such liabilities. See paragraph 16 of SFAS 140 and SAB Topic 5:E. We may have further comment upon receipt of your response.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please file your response to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.


								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. H. Martin DeFrank
Kings Road Entertainment, Inc.
July 29, 2005
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